1 Filing under Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Filing by: Meredith Corporation Subject Company: Meredith Corporation Commission File No.: 001-05128

Meredith Media General Creating a Powerful Multiplatform and Diversified Media Company Communacopia Conference: September 16, 2015 Local Digital National

FORWARD LOOKING STATEMENTS & SAFE HARBOR This document contains forward-looking statements. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Media General, Meredith and Meredith Media General's control. Statements in this document regarding Media General, Meredith and the combined company that are forward-looking, including projections as to the anticipated benefits of the proposed transaction, the methods that will be used to finance the transaction, the impact of the transaction on anticipated financial results, the synergies from the proposed transaction, and the closing date for the proposed transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond the control of Media General and Meredith. In particular, projected financial information for the combined company is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of Media General or Meredith. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied and the transaction may not close; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; the combined company’s ability to achieve the synergies and value creation contemplated by the proposed transaction; management’s ability to promptly and effectively integrate the businesses of the two companies; the diversion of management time on transaction-related issues; change in national and regional economic conditions, the competitiveness of political races and voter initiatives, pricing fluctuations in local and national advertising, future regulatory actions and conditions in the television stations’ operating areas, competition from others in the broadcast television markets served by Media General and Meredith, volatility in programming costs, the effects of governmental regulation of broadcasting, industry consolidation, technological developments and major world news events. For more discussion of important risk factors that may materially affect Media General, Meredith and Meredith Media General, please see the risk factors contained in Media General's Annual Report on Form 10-K for its fiscal year ended December 31, 2014 and Meredith's Annual Report on Form 10-K for its fiscal year ended June 30, 2015, both of which are on file with the SEC. You should also read Media General’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2015. Except as specifically noted, information on, or accessible from, any website to which this website contains a hyperlink is not incorporated by reference into this website and does not constitute a part of this website. No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Media General, Meredith or the combined company. None of Media General, Meredith nor Meredith Media General assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date. 3

No Offer or Solicitation This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. ADDITIONAL INFORMATION AND WHERE TO FIND IT This communication is not a solicitation of a proxy from any shareholder of Media General, Inc. (“Media General”) or Meredith Corporation (“Meredith”). In connection with the Agreement and Plan of Merger by and among Media General, Montage New Holdco, Inc. (to be renamed Meredith Media General Corporation after closing) (“Meredith Media General”), Meredith and the other parties thereto (the “Merger”), Media General, Meredith Media General and Meredith intend to file relevant materials with the Securities and Exchange Commission ("SEC"), including a Registration Statement on Form S-4 filed by Meredith Media General that will contain a joint proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDIA GENERAL, MEREDITH, MEREDITH MEDIA GENERAL AND THE MERGER. The Form S-4, including the joint proxy statement/prospectus, and other relevant materials (when they become available), and any other documents filed by Media General, Meredith and Meredith Media General with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. The documents filed by Media General and Meredith Media General may also be obtained for free from Media General’s Investor Relations web site (http://www.mediageneral.com/investor/index.htm) or by directing a request to Media General’s Investor Relations contact, Courtney Guertin, Director of Marketing & Communications, at 401-457-9501. The documents filed by Meredith may also be obtained for free from Meredith’s Investor Relations web site (http://ir.meredith.com) or by directing a request to Meredith’s Shareholder/Financial Analyst contact, Mike Lovell, Director of Investor Relations, at 515-284-3622. PARTICIPANTS IN THE SOLICITATION Media General and Meredith and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the security holders of either Media General or Meredith in connection with the Merger. Information about Media General’s directors and executive officers is available in Media General’s definitive proxy statement, dated March 13, 2015, for its 2015 annual meeting of shareholders. Information about Meredith’s directors and executive officers is available in Meredith’s definitive proxy statement, dated September 26, 2014, for its 2014 annual meeting of shareholders. Other information regarding the participants and description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Form S-4 and the joint proxy statement/prospectus regarding the Merger that Meredith Media General will file with the SEC when it becomes available. 4

1. Creates a powerful multiplatform and diversified media company: • No. 3 owner of major network affiliates, reaching 30% of U.S. households • Large and profitable digital business, reaching more than 200 million monthly unique visitors • No. 1 female audience, reaching 100 million American women with trusted brands 2. Generates significant revenue, EBITDA and free cash flow with opportunities for Total Shareholder Return beyond either company’s ability on its own: • $3.0 billion in total revenue, including $500 million in digital revenue, on a pro forma basis • Over $920 million in EBITDA, including first year synergies, on a pro forma basis • At least $1 billion in pro-forma cumulative free cash flow in first full two calendar years post-closing 3. Estimated synergies $80+ million with attractive upside opportunities 4. Builds a platform to continue industry consolidation strategy 5. Led by strong management team with expertise at operating multi-platform media businesses and proven track record at creating shareholder value Strategic Highlights 5

1 share of Meredith owned Transaction Snapshot Meredith shareholders to receive: 1.5214 shares of Meredith Media General $34.57 cash payment Media General shareholders to receive: 1 share of Media General owned 1 share of Meredith Media General Meredith Media General ownership: 35% 65% 6

 The pro forma synergized buyer EBITDA multiple ('14/'15 average-year) is 7.5x  Assuming 7.0x valuation for National Media Group, Media General is paying 7.8x synergized cash flow multiple for premium, large-market TV assets1 − Compares to recent large market TV deals (MG/LIN: 8.6x, Sinclair/Allbritton: 8.7x, Tribune/Local: 8.4x)  Transaction is accretive to Media General on a free cash flow per share basis (cumulative 2-year cycle) − $540 million FCF / 130 million = ~$4.15/share − ~$1.0 billion / 200 million = ~$5.00/share  Significant diversification of Media General shareholder base  Meaningful increase in scale and diversification in TV business − 3rd largest TV operator (30% TV HH reach), 83% of the pro forma company cash flow  Powerful and profitable pro forma digital business with comprehensive product offering, diverse and established customer relationships, and significant growth potential − $500+ million revenues, 200 million unique visitors  Marquee national content brands fuel multi-platform ecosystem including video, digital and high-margin brand licensing activities − Better Homes & Gardens, Martha Stewart, Shape, Parents, Allrecipes  Incremental synergy opportunities beyond $80 million communicated plan  Traditional print business contributes only 10% of pro forma cash flow Summary of Transaction Shareholder Benefits 1 Based on peer average '14/'15 valuation multiple (Time Inc., News Corp, NY Times). NMG EBITDA ($156 million) excludes stock-based compensation and includes allocated corporate expense (allocated based on segment EBITDA contribution). Assumes $80 million combination synergies attributable 100% to LMG business. 7

Overlap Markets Additional Transaction Details Market: Portland, OR Nashville, TN Hartford-New Haven, CT Greenville, SC Mobile, AL – Pensacola, FL Springfield, MA Market rank: 23 29 30 37 59 115 8 Leadership & Corporate Governance • Steve Lacy will serve as Chief Executive Officer. Joe Ceryanec will serve as Chief Financial Officer. Paul Karpowicz will be President and Deb McDermott will be Chief Operating Officer of Meredith Media General’s broadcast business. • The Meredith Media General Board of Directors will consist of 12 directors, including 8 designated by Media General and 4 designated by Meredith. J. Stewart Bryan, Media General’s existing chairman, will continue in that role. • Corporate offices in Des Moines and Richmond, and incorporated in Virginia Capital Allocation • Continued focus on strong capital stewardship with disciplined capital allocation plan primarily focused on debt reduction and returning cash to shareholders Financing • RBC Capital Markets and JP Morgan Chase have committed $2.8 billion of financing in support of the transaction Timing and Closing Conditions • The transaction is expected to close by June 30, 2016, subject to shareholder and regulatory approval

Local Broadcaster of Scale National Multi-Platform Media Brands • Leading media voice in 54 markets with 88 stations • Reaches 30% of U.S., or 34 million households • Strong digital expertise • Possessing significant broadcast spectrum • Opportunity for further consolidation under FCC caps • Reaches over 200 million monthly unique visitors • Two primary business activities:  Digital Media and Advertising based on brands we own  Digital Marketing Services for our clients’ brands • Opportunity for further consolidation • Trusted and vibrant multi- platform brands focused on desirable content verticals • Reaches 100 million women, including over 60% of Millennials generation • High-margin brand licensing business • Opportunity for further consolidation The New Meredith Media General Top Digital Operator 9

Tribune Sinclair TEGNA MDP/MEG Hearst Scripps 44% 38% 31% 19% 30% 18% U.S. TV Households Reached Meredith Media General is One of the Nation’s Top Local Broadcasters Markets with a No. 1 or No. 2 revenue share¹ 43 1 Source: BIA (80% of combined markets) Sinclair MDP/MEG Tribune Hearst TEGNA 50 40 29 21 22 20 Big 4 Affiliates in Top 75 DMAs 25 40 # of Big 4 Affiliates in: • Top 50 DMA • Top 75 DMA (#1 in industry) (#2 in industry) 10 Scripps

Meredith Markets Media General Markets Overlap Markets (6) Possessing a Wide Geographic Reach With an opportunity to grow political advertising… …Due to strong presence in battleground states: Florida Ohio Pennsylvania Virginia North Carolina 2010 2012 2014 MEG¹ $111 $168 $111 MDP² $39 $43 $46 Total $150 $211 $157 1 Pro forma, calendar years 2 Calendar years Iowa Colorado Nevada Michigan Wisconsin 11

With a Diverse Portfolio of High-Quality Network Affiliations 29 11 14 13 15 Independent: 3 11 Telemundo: 1 Note: Includes network affiliations carried on digital sub-channels 12

Large and Profitable Digital Business $500 million annual revenue across multiple fast-growing streams • Advertising • Marketing services • Consumer 200 million monthly unique visitors • #1 network for women, lifestyle and millennial reach • First party data drives unique and actionable insights/analytics Premium Branded Experiences Large and Highly Engaged Audience First Party Data Ad Tech Platforms Diverse Revenue Streams Consumer Revenue Growth Unparalleled suite of brands Proprietary advertising technology delivering strong results 13

With Vibrant Brands that We Own and Operate Branded content/ Influential Publishers and Bloggers Digital advertising sales & platforms: Consumer revenue • Directly sold and automated • Branded and performance-driven • National and local • Paid services • e-commerce Brands we own and operate: Areas of Focus: 14

And a Full Suite of Services for Brands We Work With • Customer Relationship Management – Direct communication with consumers via mail, email and other sources • Digital Marketing ‒ Website development ‒ Search engine optimization • Mobile Marketing ‒ Mobile site and app development • Social Media Marketing – Brand monitoring • Experiential Marketing ‒ Custom content ‒ Promotions • Data & Analytics Areas of Focus: 15

• We focus on women: ― 100 million unduplicated consumers, including ― 70 million unique digital visitors and ― 60% of millennial women • Our brands lead their markets: • Our portfolio is strategically focused on what matters most to women: ― Family ― Home ― Food ― Health Meredith Media General Has the Largest Reach to Females in the U.S. 16

Our Brands Drive Additional Shareholder Value Through Licensing International Media Licensing Real Estate Services Walmart Direct to Retail Multi-billion dollar licensing program – 3rd largest globally – with sales based primarily on category leading property Better Homes and Gardens • Larger than Warner Bros., National Football League and Nickelodeon High margin business • Future growth is accretive to earnings and net income margin Untapped potential in additional brands: Allrecipes, Parents and Shape 17

Total Revenues¹ $1,315 Segment EBITDA2 $542 Total EBITDA¹ $502 Total Revenues¹ $1,675 Segment EBITDA2 $394 Total EBITDA¹ $358 Combined Company Meredith Illustrative Calendar 2014 Pro Forma Financial Profile $ in millions: Note: EBITDA excludes stock-based compensation and special items 1 Pro forma for full year impact of historical acquisitions 2 Segment EBITDA excludes corporate (Meredith: $36 million; Media General: $40 million) ³ Segment EBITDA includes $55 million of broadcast related synergies out of $80 million total synergies ⁴ Includes $80 million of total combination synergies Media General 20% Total Revenues¹ $2,990 PF Segment EBITDA2 $991³ PF Total EBITDA¹ $940⁴ 55% Digital and brand licensing Broadcast 100% 83% Broadcast 25% Magazine ad and circulation 7%: Digital and brand licensing 10%: Magazine ad and circulation Broadcast 18 Segment EBITDA by Business Line²

Shareholder Value Creation Through Synergy Opportunities Year 1 Details Revenue Synergies Net Retransmission improvement Digital and cross-selling opportunities $30 $37 Duplicative function elimination Shared/Centralized services rationalization Material vendor contracts and other Cost Synergies $30 $43 Post Year 1 Total EBITDA Opportunities $60 million $80+ million Additional Upside Synergy Opportunities Additional cost savings Capex savings Leverage marquee national brands into proprietary TV content Digital (revenue and cost savings) Harvest first party consumer data Salesforce rationalization Cross-promotion (national, regional, local) Incremental retransmission fee uplift 19

Commitment to Strong Capital Stewardship and Delivering Attractive and Sustainable Total Shareholder Return Aggressive debt repayment in the near-term, fueled by: • Strong Free Cash Flow • Meaningful political advertising revenues in the 2016 Presidential election cycle • Tax NOLs Strong commitment to returning cash to shareholders via dividends and opportunistic share repurchases Tuck in acquisitions to strengthen existing portfolio and, where appropriate, add strong digital brands and local television stations (up to regulatory limits) Larger acquisitions only if extremely strategic at attractive valuation with strong synergies P riorit y 20

Organic revenue growth Net margin expansion Net income Growth 1. 2. 3. Earnings Growth Free Cash Flow Yield Change in Valuation Other potential TSR contributors • Acquisition accretion • Valuation multiple change Dividend yield Buyback yield FCF contribution Expect to Deliver Top-Quartile Total Shareholder Return Annual organic TSR 21

1. Creates a powerful multiplatform and diversified media company 2. Generates significant revenue, EBITDA and free cash flow with opportunities for Total Shareholder Return beyond either company’s ability on its own 3. Estimated synergies $80+ million with attractive upside opportunities 4. Builds a platform to continue industry consolidation strategy 5. Led by strong management team with expertise at operating multi-platform media businesses and strong track record at creating shareholder value Summary 22

Meredith Media General Creating a Powerful Multiplatform and Diversified Media Company Local Digital National Communacopia Conference: September 16, 2015